SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 1 2010
DIVISION OF MARKET REGULATION

SEC  ISSION

10031375

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD FEIGENBAUM DBA SHAREMASTER

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8747 DUVAL LANE
(No. and Street)

HEMET (City) CA (State) 92545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD FEIGENBAUM 818-597-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NATHANSON, MARK HOWARD
(Name – *if individual, state last, first, middle name*)

21241 VENTURA BLVD STE 177 (Address) WOODLAND HILLS (City) CA (State) 91364 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD FEIGENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHAREMASTER, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Howard Feigenbaum
Signature

Owner
Title

See attached notary
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me on this 5 day of February, 2010 by Howard Feigenbaum,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature ______________________ (Notary seal)


JAMIE BARTH
Commission # 1701583
Notary Public - California
Riverside County
MyComm. Expires Oct 28, 2010

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date ______

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SHAREMASTER

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONTENTS

MARK H. NATHANSON
CERTIFIED PUBLIC ACCOUNTANT
2124I VENTURA BOULEVARD, SUITE 177
WOODLAND HILLS, CALIFORNIA 91364

E-MAIL
markncpa@earthlink.net

(818) 716-7248
FAX (818) 716-0951

Howard Feigenbaum
Sharemaster

Independent Auditor's Report

I have audited the accompanying balance sheet of Sharemaster as of December 31, 2009, and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Mark Nathanson
Certified Public Accountant

January 30, 2010

SHAREMASTER
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$23,686
Accounts receivable	550
TOTAL ASSETS	$24,236

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	
Accrued expenses	$ 335
OWNERSHIP EQUITY	
Capital	23,901
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$24,236

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

	AMOUNT	%
SALES	$ 7,486	100.0
EXPENSES		
Accounting	560	7.5
Dues	300	4.0
Office	3,647	48.7
Postage	110	1.5
Telephone	1,287	17.2
TOTAL EXPENSES	5,904	78.9
NET INCOME	$ 1,582	21.1

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2009

CAPITAL, beginning of year	$35,052
NET INCOME	1,582
WITHDRAWLS	<12,733>
CAPITAL, end of year	$23,901
	=======

SHAREMASTER
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 1,582
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	$ <14>	
Decrease in accrued expenses	<131>	
Net used by operating activities		<145>
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in owner's draw	<12,733>	
Net cash used by investing activites		<12,733>
NET DECREASE IN CASH		<11,296>
CASH, at beginning of year		34,982
CASH, at end of year		$23,686

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

There was no Subordinations.

SHAREMASTER
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Total Assets	$24,236
Less: Liabilities	335
NET CAPITAL	$23,901

SHAREMASTER
REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2009

I made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Proprietorship is a limited broker dealer and engages in mutual funds and various variable insurance annuity products by application only, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHAREMASTER
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2009

SHAREMASTER'S NET CAPITAL COMPUTATION	$23,901
ACCOUNTANT'S NET CAPITAL COMPUTATION	23,901
DIFFERENCE	$ -

SHAREMASTER
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2009

Sharemaster is in compliance with special provision of rule 15c3-3, and is exempt under the provision (K)(1).

SHAREMASTER
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The company is a broker-dealer, and receives commissions in the sale of Mutual funds. The company is located in Hemet, California, and serves primarily, customers in the Los Angeles area.

SHAREMASTER
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from the rule 15c3-3 as it relates to posession and control requirements required under 15c3-3(k)(1) provisions.